May 6, 2024

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Liz Packebusch, Staff Attorney and Irene Barberena-Meissner, Staff Attorney,

Division of Corporation Finance, Office of Energy & Transportation

Re:	Alternus Clean Energy, Inc. Registration Statement on Form S-1 Filed January 19, 2024 File No. 333-276630

Dear Ladies and Gentlemen:

On behalf of our client, Alternus Clean Energy, Inc. (the “Company”), we submit this letter setting forth the response of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 15, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, we have reproduced below in italics the text of the Comment Letter, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Registration Statement filed January 19, 2024

Cover Page

1.	For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and on pages 34, 44, and 111 of the Registration Statement.

2.	We note your disclosure in your second paragraph regarding:

●	the exercise prices of the Warrants compared to the market price of the underlying securities;

●	your belief that the likelihood that warrant holders will exercise their Warrants for cash and therefore the amount of cash proceeds that you would receive, is dependent upon the trading price of your common stock; and

●	your further belief that, if the market price for your common stock is less than the exercise price of the Warrants (on a per share basis), it will be unlikely that holders will exercise their Warrants.

Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section. As applicable, describe the impact on your liquidity and update the discussion on the ability of the Company to fund your operations on a prospective basis with your current cash on hand.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure in relevant sections of the Registration Statement.

3.	We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Company's common stock.

Company Response. The Company acknowledges the Staff's comment and has made the requested additional disclosure on cover page, and page 44 of the Registration Statement.

Prospectus Summary

Recent Developments

Solis Bond Extension, page 3

4.	Please update your disclosure in this section and elsewhere to reflect the developments related to the Solis Bonds as reported in your Form 8-K filed January 31, 2024.

Company Response. The Company acknowledges the Staff's comment and has made the requested update on pages 3, 21, 58 of the Registration Statement, including several risk factors addressing the Solis Bonds.

Additionally the Company would like to update the Staff that “On May 1, 2024 Solis made an interest payment of Euro 1,000,000 (approx. USD 1,069,985.00) to the Bondholders, which is approximately 50% of the total interest due for the first quarter of 2024. The remaining interest amount will be paid alongside, and in addition to, the next interest payment due July 6, 2024 from Solis’ ongoing business operations. Solis will incur a late payment penalty in accordance with the Bond Terms, which will also be paid on July 2024.” The same disclosure has been made and maintained in the Company’s current amendment to its Registration Statement on page 3.

Risk Factors

The shares of common stock being offered in this prospectus represent a substantial percentage of our outstanding common stock..., page 32

5.	We note your risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Company's common stock. To further illustrate this risk please also disclose the purchase price of all the securities being registered for resale.

Company Response. The Company acknowledges the Staff’s comment and has made the requested additional disclosure on the cover page and on pages 34, 44, and 111 of the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Forward Purchase Agreement, page 44

6.	We note your disclosures on pages 44-46 regarding the Forward Purchase Agreement and the PIPE Subscription Agreement. Please revise to better describe the purpose for entering into the PIPE Subscription Agreement, and the inter-relationship between it and the Forward Purchase Agreement. Also, please disclose the net proceeds to the Company from this arrangement and discuss - here, and in added risk factor disclosure, as appropriate - risks associated with these arrangements. Lastly, please revise to indicate whether Clean Earth Acquisitions Corp., the Company, or their directors, officers, advisors or respective affiliates had material relationships with the PIPE/FPA investors at the time the PIPE and FPA agreements were negotiated.

Company Response. The Company acknowledges the Staff’s comment and notes that the Company’s Unaudited Pro Forma Condensed Combined Financial Statements have been removed from the Registration Statement since the Registration Statement now contains the Company’s audited consolidated financial statements for the fiscal year ended 2023. We refer the Staff to the discussion of the Forward Purchase Agreement in Footnotes 4 and 5 thereto of the same notes to the consolidated financial statements of the Company as of December 31, 2023. Further this this, the Company submits that the Foward Purchase Agreement did not involve any related party transactions and there are/were no material relationships between the Company (then Clean Earth Acquisition Corp.), our largest shareholder Alternus Energy Group Plc (“AEG”) and, their directors, officers, advisors or redpective affiliates on the one hand and the PIPE/FPA investors on the other at the time the PIPE and FPA agreements were negotiated and entered into. However, one of Meteora Entities’s related investment funds entered into an investment agreement subscribing for a minority economic interest in Clean Earth Acquisitions Sponsor LLC, then Sponsor of Clean Earth Acquisitions Corp. Such agreement was entered into prior to Clean Earth Acquisitions Corp.’s initial public offering, on an arms length basis. For the avoidance of doubt, as part of this investment agreement, Meteora assumed no board or management role with the Sponsor or what was then Clean Earth Acquisitions Corp. Please see below disclosure previously made in the Exhibit 10.1 of the Company’s current Report on Form 8-K, filed with the SEC on December 4, 2023, which stated: “Prior to CLIN’s (Clean Earth Acquisitions Corp.) Initial Public Offering, Seller and its affiliated entities and funds previously entered into various investment and subscription agreements with the Sponsor, Clean Earth Acquisitions Sponsors, LLC, and its affiliates, primarily for Class E Units and founder shares”.

The Company would additionally like to informa the Staff that the Company has determined not to register any Meteora entity securities.

7.	We note you entered into the Forward Purchase Agreement with Meteora, in part, to purchase CLIN Shares to reduce redemption rates. Please provide your analysis on how such purchases complied with Rule 14e-5.

Company Response. The Company acknowledges the Staff’s comment and notes that the Company has determined not to register any Meteora entity securities.

Nevertheless, the Company would like to submit that the Forward Purchase Agreement that the parties entered into was a cash settled equity derivative swap (see “Settlement Method” in the Confirmation of the OTC Equity Prepaid Forward Transaction). As such, it does not involve the purchase of stock by Clean Earth Acquisitions Corp., and therefore, Exchange Act Rule 14e-5 (the “Tender Offer Rule”) is not implicated.

The Tender Offer Rule, in subsection (a), provides that “in connection with a tender offer for equity securities, no covered person may directly or indirectly purchase or arrange to purchase any subject securities except as part of the tender offer.” The Staff of the SEC takes the position that SPAC redemption provisions generally have indicia of being a tender offer, such as a limited period of time for SPAC security holders to request redemptions, and as a result, that the Tender Offer Rule should apply during the redemption tendering period for a business combination transaction. However, here, the Forward Purchase Agreement was entered into by the parties after the expiration of the redemption tendering period. Furthermore, and more importantly, there was no covered person that is directly or indirectly purchasing or arranging to purchase any subject securities, and therefore, the Tender Offer Rule is inapplicable.

Under subsection (c)(3)(i) of the Tender Offer Rule, Clean Earth Acquisitions Corp., as the offeror for the redemption of securities of its public stockholders (its common stock), is a “covered person.” However, as stated above, Clean Earth Acquisitions Corp.is not repurchasing any of its common stock from Meteora under the terms of the Forward Purchase Agreement. Therefore, Clean Earth Acquisitions Corp.is not “directly or indirectly purchasing” the shares of common stock that were the subject of the redemption.

Clean Earth Acquisitions Corp.is also not arranging to purchase the common stock as a result of the Forward Purchase Agreement. The SEC’s C&DI 166.01 addresses a scenario where a SPAC sponsor or its affiliate plan to purchase the SPAC’s securities of the SPAC outside of the redemption offer of the SPAC, and examines whether the Tender Offer Rule prohibits such purchases. C&DI 166.01 states that the SEC’s Staff will not object if certain conditions are satisfied, including that the SPAC sponsor or its affiliates purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process. Here, although the Forward Purchase Agreement was entered into subsequent to the expiration of the redemption tendering period, and although the parties would dispute that Clean Earth Acquisitions Corp. was using the Forward Purchase Agreement to arrange for Meteora to purchase Clean Earth Acquisitions Corp.’s common stock, any purchases of common stock by Meteora, besides occurring subsequent to the expiration of the redemption tendering period, would fall within C&DI 166.01 as such purchases would have been at a price no higher than the price offered through the SPAC redemption process in compliance with Section 1(d) of the Representatives, Warranties and Covenants section of the Confirmation, which requires compliance with the requirements of all tender offer regulations, including the Tender Offer Rule.

Furthermore, Meteora is not a covered person pursuant to subsection (c)(3)(iv) of the Tender Offer Rule, as it was not acting in concert with Clean Earth Acquisitions Corp. or its affiliates to purchase or arrange for the purchase of Clean Earth Acquisitions Corp. common stock. Under the terms of the Forward Purchase Agreement, Meteora has no obligation to purchase any shares of Clean Earth Acquisitions Corp. common stock. To the extent that it had purchased shares of Clean Earth Acquisitions Corp. common stock and included those shares (the “Recycled Shares”) in a Pricing Date Notice, then it would be paid at the closing of the business combination from Clean Earth Acquisitions Corp.’s trust account 99.5% of the price offered through the SPAC redemption process. This payment is not for the purchase of the Recycled Shares from Meteora, and Meteora was not required to have any Recycled Shares. Furthermore, the obligation of Meteora under the terms of the Confirmation was to pay a cash amount based upon formulas specified in the Confirmation to Clean Earth Acquisitions Corp. either following the Valuation Date or upon an Optional Early Termination. Just as Meteora had no obligation to purchase any Recycled Shares, it also has no obligation to sell any shares. Without an obligation to purchase shares, Meteora could not be considered to be acting in concert with Clean Earth Acquisitions Corp. or its affiliates to purchase or arrange for the purchase of Clean Earth Acquisitions Corp. common stock. Furthermore, as noted above, even if Meteora had purchased shares of Clean Earth Acquisitions Corp. common stock, and had done so prior to the expiration of the redemption tendering period, it was obligated in compliance with Section 1(c) of the Representatives, Warranties and Covenants section of the Confirmation to make such purchases at a price no higher than the price offered through the SPAC redemption process.

For all of the above reasons, the Tender Offer Rule is inapplicable to the Forward Purchase Agreement – Clean Earth Acquisitions Corp. did not purchase (or obligate itself to purchase) shares of its common stock outside of the redemption process, nor did it arrange for such purchase through Meteora in violation of the Tender Offer Rule, and finally, Meteora is not a covered person and did not purchase shares of Clean Earth Acquisitions Corp. common stock in violation of the Tender Offer Rule.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 52

8.	In light of the significant number of redemptions and the unlikelihood that the Company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Company's common stock, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the Company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Company Response. The Registration Statement has been amended to address the Staff’s comment.

9.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the Company’s common stock. Your discussion should highlight the fact that the selling stockholders, who are registering for resale approximately 87.5% of your outstanding shares of common stock, will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Company Response. The Registration Statement has been amended to address the Staff’s comment.

Description of Our Securities

Warrants
Public Warrants, page 109

10.	Please tell us the current listing status of the Public Warrants. We note your disclosure in the definitive merger proxy filed on November 13, 2023 for your business combination with Alternus that you intended to apply to obtain the listing of your warrants on Nasdaq under the symbol “ALCEW” upon the closing. We may have additional comments.

Company Response. Company acknowledges the Staff’s comment and confirms that subsequent to the completion of its business combination, it determined not to list its then outstanding Public Warrants (as then listed as CLINW). The Company subsequently has decided to not list any of its warrants on any stock exchange or stock market, and currently have our Public Warrants trading on the OTC Markets under the trading symbol: OTC: ALCEW. Please see our disclosures to this effect on pages 8, 34, 42, 98 of the Registration Statement, highlighting our disclosure of the said statement.

General

11.	Revise your prospectus to disclose the price that each selling stockholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling stockholders acquired their shares and Warrants, and the price that the public stockholders acquired their shares and warrants. Please also disclose the potential profit the selling stockholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure. We note your disclosure at page 32 in this regard.

Company Response. The Company acknowledges the Staff’s comments and has made the requested additional disclosure on the cover page and pages 34, 44, and 111 of the Registration Statement regarding the purchase price each selling stockholders paid to acquire their shares and warrants. The Company has additionally provided the disclosure that given the public shareholders have acquired their securities at varying prevalant market prices over a course of time, it may be difficult to ascertain their current profitiability, vis-a-vis the current market price of our common stock.

The Company additionally acknowledges the Staff’s comments regarding any potential profit(s) the selling stockholders will earn based on the current trading price, and have made the requested additional disclosure on the cover page and page 44 of the Registration Statement noting that “… at the closing price of $0.38 per share for our common stock on May 1, 2024, no profit will be earned from the sale of our common stock by any of the selling shareholders except for the Sponsor, who would earn $2,836,666.79 in profit if it sold its 7,666,667 Founders Shares and SCM Tech, LLC, who would earn $144,300 if it exercised in full the SCM Tech 1 Warrant and SCM Tech 3 Warrant and sold all 390,000 shares issued to it from such exercises.” Lastly, we would like to highlight our Risk Factor disclosure on page 35 of the Registration Statement noting the risk associated with the current registration.

We hope that the foregoing has been responsive to the Staff’s comments. Please direct any questions or comments regarding the foregoing to Jeffrey P. Wofford, Esq. of Sichenzia Ross Ference Carmel LLP at (347) 824-8600 or Taliesin Durant, Chief Legal Officer to the Company at 207 530 2345.

Very truly yours,

/s/ Jeffrey P. Wofford, Esq.
Jeffrey P. Wofford, Esq.
Sichenzia Ross Ference Carmel LLP

cc:	Taliesin Durant, CLO Alternus Clean Energy, Inc.

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